

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 18, 2017

Via E-mail
Rodney F. Emery
Chief Executive Officer and
Chairman of the Board
Steadfast Apartment REIT, Inc.
18100 Von Karman Avenue, Suite 500
Irvine, California

Re: Steadfast Apartment REIT, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 29, 2016
File No. 000-55428

Dear Mr. Emery:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Heath Linsky, Esq.
Morris, Manning & Martin LLP